UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

2023 Annual General Meeting of International Game Technology PLC

On March 30, 2023, International Game Technology PLC (NYSE:IGT) (the "Company") announced the posting to shareholders of its Notice of 2023 Annual General Meeting (the "2023 AGM") and the Annual Report and Accounts for the year ended December 31, 2022 (the "2022 ARA"). The 2023 AGM will be held at IGT's registered office at 10 Finsbury Square, Third Floor, London, England EC2A 1AF on Tuesday, May 9, 2023 at 3:00PM British Summer Time (BST).

The Notice of the 2023 AGM and IGT's 2022 ARA can be found in the Investor Relations section of www.igt.com, along with IGT's 2022 Annual Report on Form 20-F, which filed with the U.S. Securities and Exchange Commission on February 28, 2023. These materials can be viewed online and are available for download in PDF format.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	Notice of Annual General Meeting dated March 30, 2023
99.2	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2022 (incorporated by reference to Exhibit 99.1 of IGT's Form 6-K filed on March 20, 2023)
99.3	2023 Annual General Meeting Proxy Card
99.4	News Release, "Notice of 2023 Annual General Meeting and 2022 Annual Report and Accounts" dated March 30, 2023

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Annual General Meeting dated March 30, 2023
99.2	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2022 (incorporated by reference to Exhibit 99.1 of IGT's Form 6-K filed on March 20, 2023)
99.3	2023 Annual General Meeting Proxy Card
99.4	News Release, "Notice of 2023 Annual General Meeting and 2022 Annual Report and Accounts" dated March 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2023	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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